Exhibit 99.1
Baytex Energy Corp.
Condensed Consolidated Interim Statements of Financial Position
(thousands of Canadian dollars) (unaudited)

		As at
	Notes	June 30, 2026	December 31, 2025

ASSETS
Current assets
Cash	18	$720,337	$953,113
Trade receivables	14, 18	188,260	135,230
Prepaids and other assets		36,050	35,008
Inventory		8,756	—
Financial derivatives	18	10,614	28,898
Assets held for sale	3	—	38,117
		964,017	1,190,366
Non-current assets
Exploration and evaluation assets	4	140,301	133,585
Oil and gas properties	5	1,961,679	1,918,435
Other plant and equipment		7,265	7,648
Lease assets	7	56,430	20,812
Prepaids and other assets	15	24,664	28,224
Deferred income tax asset	15	15,587	46,344
		$3,169,943	$3,345,414

LIABILITIES
Current liabilities
Trade payables	18	$275,032	$236,373
Share-based compensation liability	12	23,406	26,108
Dividends payable	11, 18	16,144	17,268
Financial derivatives	18	—	2,406
Liabilities related to assets held for sale	3	—	23,710
Lease obligations	7	10,449	7,175
Asset retirement obligations	10	17,346	17,138
		342,377	330,178
Non-current liabilities
Share-based compensation liability	12	6,092	8,694
Credit facilities	8, 18	—	1,138
Long-term notes	9, 18	89,229	93,834
Lease obligations	7	49,807	15,844
Asset retirement obligations	10	529,154	506,677
		1,016,659	956,365

SHAREHOLDERS’ EQUITY
Shareholders' capital	11	5,611,565	6,072,562
Contributed surplus		547,905	397,681
Accumulated other comprehensive income		13,571	13,356
Deficit		(4,019,757)	(4,094,550)
		2,153,284	2,389,049
		$3,169,943	$3,345,414

Subsequent event (note 11)

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Income and Comprehensive Income (Loss)
(thousands of Canadian dollars, except per common share amounts and weighted average common shares) (unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2026	2025 Revised (1)	2026	2025 Revised (1)

Revenue, net of royalties
Petroleum and natural gas sales	14	$639,943	$411,036	$1,092,897	$865,187
Royalties		(90,378)	(47,800)	(141,967)	(107,056)
		549,565	363,236	950,930	758,131

Expenses
Operating		89,843	88,035	171,087	163,615
Transportation		25,932	20,544	49,066	39,323
Blending and other		75,068	62,381	150,989	135,201
General and administrative		16,480	16,595	38,779	35,161
Exploration and evaluation	4	810	457	1,475	564
Depletion and depreciation		128,945	118,004	252,635	234,747
Share-based compensation	12	4,317	863	27,187	1,276
Net financing and interest expense	16	4,516	46,869	7,613	97,436
Financial derivatives (gain) loss	18	(21,443)	(18,663)	129,313	30,956
Foreign exchange (gain) loss	17	(316)	(100,586)	1,618	(104,464)
(Gain) loss on dispositions		(261)	(666)	(2,278)	563
Other expense		2,057	2,703	3,761	5,099
		325,948	236,536	831,245	639,477
Net income before income taxes from continuing operations		223,617	126,700	119,685	118,654

Income taxes	15
Current income tax expense		—	6,038	—	6,985
Deferred income tax expense		55,029	17,644	30,776	26,006
		55,029	23,682	30,776	32,991
Net income from continuing operations		$168,588	$103,018	$88,909	$85,663
Net income from discontinued operations	6	$6,281	$48,531	$18,634	$135,477
Net income		$174,869	$151,549	$107,543	$221,140

Other comprehensive income (loss)
Foreign currency translation adjustment		405	(247,444)	215	(255,866)
Comprehensive income (loss)		$175,274	$(95,895)	$107,758	$(34,726)

Net income per common share
Continuing operations - basic		$0.23	$0.14	$0.12	$0.11
Discontinued operations - basic		$0.01	$0.06	$0.03	$0.18
Net income per share - basic		$0.24	$0.20	$0.15	$0.29

Continuing operations - diluted		$0.23	$0.14	$0.12	$0.11
Discontinued operations - diluted		$0.01	$0.06	$0.03	$0.18
Net income per share - diluted		$0.24	$0.20	$0.15	$0.29

Weighted average common shares (000's)	13
Basic		721,197	768,717	734,105	770,072
Diluted		725,970	772,032	738,529	773,448

(1)Comparative period has been revised to reflect current period presentation of continuing and discontinued operations. See Note 6 for additional information.

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Changes in Equity
(thousands of Canadian dollars) (unaudited)

	Notes	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at December 31, 2024		$6,137,479	$361,854	$1,093,261	$(3,421,584)	$4,171,010
Vesting of share awards		330	—	—	—	330
Repurchase of common shares for cancellation		(43,123)	25,964	—	—	(17,159)
Dividends declared		—	—	—	(34,593)	(34,593)
Comprehensive (loss) income		—	—	(255,866)	221,140	(34,726)
Balance at June 30, 2025		$6,094,686	$387,818	$837,395	$(3,235,037)	$4,084,862

Balance at December 31, 2025		$6,072,562	$397,681	$13,356	$(4,094,550)	$2,389,049
Vesting of share awards	11	688	—	—	—	688
Share-based compensation	12	—	4,857	—	—	4,857
Repurchase of common shares for cancellation	11	(461,685)	145,367	—	—	(316,318)
Dividends declared	11	—	—	—	(32,750)	(32,750)
Comprehensive income		—	—	215	107,543	107,758
Balance at June 30, 2026		$5,611,565	$547,905	$13,571	$(4,019,757)	$2,153,284

See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Condensed Consolidated Interim Statements of Cash Flows
(thousands of Canadian dollars) (unaudited)

		Three Months Ended June 30		Six Months Ended June 30
	Notes	2026	2025	2026	2025

CASH PROVIDED BY (USED IN):
Operating activities
Net income		$174,869	$151,549	$107,543	$221,140
Adjustments for:
Non-cash share-based compensation	12	—	—	4,857	—
Unrealized foreign exchange loss (gain)	17	1,693	(100,792)	3,323	(104,267)
Exploration and evaluation	4	810	457	1,475	564
Depletion and depreciation		128,945	322,159	252,635	642,082
Non-cash financing and interest	16	5,218	6,838	11,069	15,297
Unrealized financial derivatives (gain) loss	18	(105,589)	(30,537)	15,878	18,888
(Gain) loss on dispositions		(6,542)	(666)	(21,998)	563
Deferred income tax expense	15	55,029	17,911	30,776	36,522
Asset retirement obligations settled	10	(1,933)	(3,565)	(4,552)	(7,084)
Change in non-cash working capital		(21,648)	(9,042)	(47,951)	(38,076)
Cash flows from operating activities		230,852	354,312	353,055	785,629

Financing activities
(Decrease) increase in credit facilities	8	—	91,852	(1,400)	2,147
Deferred finance costs		—	(2,714)	—	(2,714)
Payments on lease obligations	7	(2,213)	(3,634)	(4,002)	(6,359)
Redemption of long-term notes	9	—	(53,681)	(8,270)	(53,681)
Repurchase of common shares	11	(138,603)	(4,137)	(316,318)	(17,159)
Dividends declared	11	(16,144)	(17,304)	(32,750)	(34,593)
Change in non-cash working capital		3,440	(3,657)	5,257	(2,803)
Cash flows (used in) from financing activities		(153,520)	6,725	(357,483)	(115,162)

Investing activities
Additions to exploration and evaluation assets	4	—	(930)	(1,737)	(930)
Additions to oil and gas properties	5	(122,242)	(355,602)	(265,517)	(760,699)
Additions to other plant and equipment		(346)	(235)	(666)	(794)
Consideration related to assets held for sale	3	—	—	14,407	—
Property acquisitions		(226)	(1,193)	(8,353)	(2,450)
Proceeds from dispositions		6,119	725	19,232	2,991
Change in non-cash working capital		1,831	(2,612)	12,483	81,961
Cash flows used in investing activities		(114,864)	(359,847)	(230,151)	(679,921)

Change in cash		(37,532)	1,190	(234,579)	(9,454)

Opening balance prior to restatement for IFRS 9 amendments		757,869	5,966	953,113	16,610
Adjustment on adoption of IFRS 9 amendments for 2025 outstanding cheques on January 1, 2026	2	—	—	1,803	—
Cash, beginning of period		757,869	5,966	954,916	16,610
Cash, end of period		$720,337	$7,156	$720,337	$7,156

Supplementary information
Interest paid		$842	$53,957	$5,295	$90,632
Interest received		$4,884	$—	$10,329	$—
Income taxes paid		$29,770	$14,321	$29,770	$19,641
Income taxes refunded		$7,592	$—	$7,592	$—
See accompanying notes to the condensed consolidated interim financial statements.

Baytex Energy Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended June 30, 2026 and 2025
(all tabular amounts in thousands of Canadian dollars, except per common share amounts) (unaudited)

1.     REPORTING ENTITY

Baytex Energy Corp. (the “Company” or “Baytex”) is engaged in the business of acquiring, developing and operating oil and natural gas properties and related assets in the Western Canadian Sedimentary Basin. The Company’s common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the symbol BTE. The Company’s head and principal office is located at 2800, 520 – 3rd Avenue S.W., Calgary, Alberta, T2P 0R3, and its registered office is located at 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

2.     BASIS OF PREPARATION

The condensed consolidated interim financial statements ("consolidated financial statements") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). These consolidated financial statements do not include all the necessary annual disclosures as prescribed by IFRS and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2025 ("2025 annual consolidated financial statements").

The consolidated financial statements were approved by the Board of Directors of Baytex on July 30, 2026.

The consolidated financial statements have been prepared on a historical cost basis, with the exception of derivative financial instruments which have been measured at fair value. The consolidated financial statements are presented in Canadian dollars which is the functional currency of the Company. References to “US$” are to United States ("U.S.") dollars. All financial information is rounded to the nearest thousand, except per share amounts or where otherwise indicated.

The Company's Canadian operations are presented herein as continuing operations and the disposed U.S. operations have been classified and presented as discontinued operations. A segment note is no longer presented as there is only one operating segment at period end. See Note 6 - "Discontinued Operations" for additional information.

The audited 2025 annual consolidated financial statements of the Company are available through its filings on SEDAR+ at www.sedarplus.ca and through the U.S. Securities and Exchange Commission at www.sec.gov.

Estimation Uncertainty

Management makes judgments and assumptions about the future in deriving estimates used in preparation of these consolidated financial statements in accordance with IFRS. Sources of estimation uncertainty include estimates used to determine economically recoverable oil, natural gas, and natural gas liquids reserves, the recoverable amount of long-lived assets or cash generating units, the fair value of financial derivatives, the provision for asset retirement obligations and the provision for income taxes and the related deferred tax assets and liabilities.

Environmental Reporting Regulations

Environmental reporting for public enterprises continues to evolve and the Company may be subject to additional future disclosure requirements. The International Sustainability Standards Board ("ISSB") has issued an IFRS Sustainability Disclosure Standard with the objective to develop a global framework for environmental sustainability disclosure. The Canadian Sustainability Standards Board has released voluntary standards for reporting periods starting on or after January 1, 2025 that are aligned with the ISSB release and include suggestions for Canadian-specific modifications. The Canadian Securities Administrators ("CSA") have also issued a proposed National Instrument 51-107 Disclosure of Climate-related Matters which sets forth additional reporting requirements for Canadian Public Companies. In April 2025, the CSA announced it is pausing development of new sustainability reporting requirements to allow issuers to adapt to recent developments in the U.S. and globally. Baytex continues to monitor developments on these reporting requirements and has not yet quantified the cost to comply with these regulations.

Material Accounting Policies

The material accounting policies, critical accounting judgments and significant estimates used in these consolidated financial statements are consistent with those used in the preparation of the 2025 annual consolidated financial statements.

New Accounting Standards Adopted

Effective January 1, 2026, Baytex adopted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures which were issued by the IASB in May 2024. The amendments further clarify the date of recognition and derecognition of financial assets and liabilities. These amendments have not had a material impact on our consolidated financial statements. The amendments have been applied retrospectively with no restatement of comparative information, in accordance with transition requirements on initial application of IFRS 9. The adjustment to the cash balance is reflected as a $1.8 million increase to the opening balance of cash in the consolidated statements of cash flows.

Future Accounting Pronouncements

IFRS 18 Presentation and Disclosure in Financial Statements was issued in April 2024 and replaces IAS 1 Presentation of Financial Statements. The Standard introduces a more defined structure to the statements of income or loss and comprehensive income or loss, including new categories of income and expenses, defined subtotals, and required disclosure of management‑defined performance measures. The standard is required to be adopted retrospectively and is effective for fiscal years beginning on or after January 1, 2027, with early adoption permitted. The Company is evaluating the impact that this standard will have on the consolidated financial statements.

3.    ASSETS HELD FOR SALE

In March 2025, Gibson Energy Inc. ("Gibson") and Baytex entered into a 15-year take-or-pay agreement under which Baytex constructed certain oil and gas infrastructure funded by Gibson over the period of construction. As at December 31, 2025, construction was complete, with $38.1 million of construction costs incurred, $23.3 million of advances received from Gibson and $0.4 million of construction payables outstanding. The oil and gas infrastructure assets were classified as assets held for sale at December 31, 2025 at their carrying value, which was equivalent to the fair value less costs to sell.

In February 2026, ownership transferred to Gibson upon completion and acceptance in accordance with the Construction and Conveyance Agreement. No gain or loss was recognized on transfer as the assets were sold at cost. Upon transfer of ownership, the agreement was determined to contain a lease under IFRS 16. Accordingly, the assets were recognized as a lease asset with a corresponding lease obligation measured at the present value of future lease payments over the 15‑year lease term. Refer to Note 7.

4.    EXPLORATION AND EVALUATION ASSETS

	June 30, 2026	December 31, 2025
Balance, beginning of period	$133,585	$124,355
Additions to exploration and evaluation assets	1,737	930
Property acquisitions	8,208	34,148
Divestitures	(567)	(8,577)
Exploration and evaluation expense	(1,475)	(5,534)
Transfer to oil and gas properties (note 5)	(1,187)	(11,737)
Balance, end of period	$140,301	$133,585

At June 30, 2026 and December 31, 2025, the Company assessed its exploration and evaluation assets for indicators of impairment or impairment reversal and concluded that the estimation of recoverable amount was not required for any of its cash generating units ("CGUs").

5.    OIL AND GAS PROPERTIES

	Cost	Accumulated depletion	Net book value
Balance, December 31, 2024	$17,443,344	$(10,522,176)	$6,921,168
Additions to oil and gas properties	1,205,141	—	1,205,141
Property acquisitions	2,147	—	2,147
Transfers from exploration and evaluation assets (note 4)	11,737	—	11,737
Change in asset retirement obligations (note 10)	(11,311)	—	(11,311)
Divestitures	(10,838,470)	6,250,607	(4,587,863)
Impairment loss	—	(148,000)	(148,000)
Foreign currency translation	(450,006)	230,586	(219,420)
Depletion	—	(1,255,164)	(1,255,164)
Balance, December 31, 2025	$7,362,582	$(5,444,147)	$1,918,435
Additions to oil and gas properties	265,517	—	265,517
Property acquisitions	145	—	145
Transfers from exploration and evaluation assets (note 4)	1,187	—	1,187
Change in asset retirement obligations (note 10)	20,146	—	20,146
Divestitures	(55)	—	(55)
Depletion	—	(243,696)	(243,696)
Balance, June 30, 2026	$7,649,522	$(5,687,843)	$1,961,679

At June 30, 2026, the Company assessed its oil and gas properties for indicators of impairment or impairment reversal and concluded that the estimation of recoverable amount was not required for any of its CGUs.

At December 31, 2025, the Company identified indicators of impairment for oil and gas properties in its Viking CGU due to negative technical revisions in proved plus probable reserves. The recoverable amount for the Viking CGU was not sufficient to support its carrying value which resulted in an impairment of $148.0 million recorded at December 31, 2025. The Company identified indicators of impairment reversal for oil and gas properties in its Lloydminster CGU due to a decrease in the asset-specific discount rate. The recoverable amount for the Lloydminster CGU supported its carrying value and no impairment reversal was recorded at December 31, 2025. The recoverable amount of each CGU was based on a fair value less costs of disposal model using estimated cash flows associated with proved plus probable reserves from an independent reserve report prepared as at December 31, 2025 utilizing a discount rate based on Baytex's corporate weighted average cost of capital adjusted for asset specific factors. The after-tax discount rates applied to the cash flows were between 12% and 14%.

6.    DISCONTINUED OPERATIONS

In 2025, the Company completed the disposition of the operated and non-operated assets in its Eagle Ford CGUs. The Eagle Ford CGUs represented a geographical area of the Company's operations, therefore, its results have been classified as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

In the three and six months ended June 30, 2026, the Company recorded post-closing adjustments of $6.3 million and $18.6 million respectively.

The following table summarizes the Company's financial results from discontinued operations.

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025

Revenue, net of royalties
Petroleum and natural gas sales	$—	$475,543	$—	$1,020,522
Royalties	—	(129,590)	—	(278,271)
	—	345,953	—	742,251

Expenses
Operating	—	72,985	—	145,108
Transportation	—	12,363	—	24,096
General and administrative	—	5,625	—	12,665
Depletion and depreciation	—	204,155	—	407,335
Share-based compensation	—	692	—	1,042
Financing and interest	—	4,844	—	9,523
Other income	—	(2,018)	—	(3,225)
	—	298,646	—	596,544
Net income before income taxes - operations	—	47,307	—	145,707
Income taxes - operations
Current income tax recovery - operations	—	(1,491)	—	(286)
Deferred income tax expense - operations	—	267	—	10,516
	—	(1,224)	—	10,230
Net income - operations	$—	$48,531	$—	$135,477
Gain on disposition after tax	6,281	—	18,634	—
Net income - discontinued operations	$6,281	$48,531	$18,634	$135,477

The following table summarizes cash flows from discontinued operations reported in the consolidated statements of cash flows.

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Cash provided by (used in) discontinued operations:
Operating activities	$—	$268,626	$—	$544,852
Financing activities	—	95,021	—	39,390
Investing activities	(750)	(209,132)	12,403	(377,709)
(Decrease) increase in cash from discontinued operations	$(750)	$154,515	$12,403	$206,533

7.    LEASES

Lease Assets

Baytex had the following right-of-use assets:

	Office Leases	Field Equipment and Infrastructure	Vehicles and Other	Total
Balance, December 31, 2024	$13,091	$8,243	$734	$22,068
Additions	106	17,918	1,052	19,076
Dispositions	(2,896)	(5,865)	(8)	(8,769)
Modifications	(1,904)	4,579	(68)	2,607
Depreciation	(2,393)	(10,642)	(760)	(13,795)
Foreign currency translation	(159)	(216)	—	(375)
Balance, December 31, 2025	$5,845	$14,017	$950	$20,812
Additions	—	39,745	478	40,223
Modifications	27	1,040	(50)	1,017
Depreciation	(664)	(4,577)	(381)	(5,622)
Balance, June 30, 2026	$5,208	$50,225	$997	$56,430

Lease Obligations

Baytex had the following future commitments associated with its lease obligations:

	June 30, 2026	December 31, 2025
Less than 1 year	$15,837	$8,487
1 - 3 years	23,396	10,690
3 - 5 years	18,049	7,097
After 5 years	39,474	—
Total lease payments	96,756	26,274
Amounts representing interest over the term of the lease	(36,500)	(3,255)
Present value of net lease payments	60,256	23,019
Less current portion of lease obligations	10,449	7,175
Non-current portion of lease obligations	$49,807	$15,844

For the three and six months ended June 30, 2026 the Company recorded interest expense related to its lease obligations of $1.4 million and $2.5 million respectively ($0.3 million and $0.7 million for the three and six months ended June 30, 2025). For the three and six months ended June 30, 2026 the Company recorded lease payments, excluding interest, of $2.2 million and $4.0 million respectively ($3.6 million and $6.4 million for the three and six months ended June 30, 2025).

8.    CREDIT FACILITIES

	June 30, 2026	December 31, 2025
Credit facilities - U.S. dollar denominated	$—	$1,400
Credit facilities - Canadian dollar denominated	—	—
Credit facilities - principal (1)	$—	$1,400
Unamortized debt issuance costs	—	(262)
Credit facilities	$—	$1,138
(1)The decrease in the principal amount of the credit facilities outstanding from December 31, 2025 to June 30, 2026 is the result of repayments of $1.4 million.

At June 30, 2026, Baytex had $750 million of revolving credit facilities (the "Credit Facilities") that mature on June 27, 2030. The Credit Facilities are secured and are comprised of a $50 million operating loan and a $700 million syndicated revolving loan.

The Credit Facilities contain standard commercial covenants, in addition to the financial covenants detailed below, related to debt incurrence, restricted payments, certain transactions and compliance with applicable laws. Noncompliance with these covenants may result in an event of default, at which point the carrying value of the debt could become repayable within a 12-month period after the reporting date. Baytex continues to be in compliance with all financial and commercial covenants under its debt agreements.

Advances under the Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the bank’s prime lending rate, Canadian Overnight Repo Rate Average rates or Secured Overnight Financing Rates, plus applicable margins.

The following table summarizes the financial covenants applicable to the Credit Facilities and our compliance therewith at June 30, 2026.

Covenant Description	Position as at June 30, 2026	Covenant
Senior Secured Debt (1) to Bank EBITDA (2) (Maximum Ratio)	0:0:1.0	3.5:1.0
Interest Coverage (3) (Minimum Ratio)	9.3:1.0	3.5:1.0
Total Debt (4) to Bank EBITDA (2) (Maximum Ratio)	0.1:1.0	4.0:1.0
(1)"Senior Secured Debt" is calculated in accordance with the credit facility agreement and is defined as the principal amount of the Credit Facilities and other secured obligations identified in the credit facility agreement. As at June 30, 2026, the Company's Senior Secured Debt totaled $4.4 million.
(2)"Bank EBITDA" is calculated based on terms and definitions set out in the credit facility agreement which adjusts net income or loss for financing and interest expense, income taxes, non-recurring losses, certain specific unrealized and non-cash transactions and is calculated based on a trailing twelve-month basis including the impact of material dispositions as if they had occurred at the beginning of the twelve month period. Bank EBITDA for the twelve months ended June 30, 2026 was $758.9 million.
(3)"Interest coverage" is calculated in accordance with the credit facility agreement and is computed as the ratio of Bank EBITDA to financing and interest expense, excluding certain non-cash transactions, and is calculated on a trailing twelve-month basis including the impact of material dispositions as if they had occurred at the beginning of the twelve month period. Financing and interest expense for the twelve months ended June 30, 2026 was $81.5 million.
(4)"Total Debt" is calculated in accordance with the credit facility agreement and is defined as all obligations, liabilities, and indebtedness of Baytex excluding trade payables, share-based compensation liability, dividends payable, asset retirement obligations, lease obligations, deferred income tax liability, and financial derivative liabilities. As at June 30, 2026, the Company's Total Debt totaled $95.5 million of principal amounts outstanding.

At June 30, 2026, Baytex had $4.4 million of outstanding letters of credit (December 31, 2025 - $4.4 million outstanding) under the Credit Facilities.

9.    LONG-TERM NOTES

	June 30, 2026	December 31, 2025
7.375% notes due March 15, 2032 (1)	$91,107	$95,947
Unamortized debt issuance costs	(1,878)	(2,113)
Total long-term notes - net of unamortized debt issuance costs	$89,229	$93,834
(1)The U.S. dollar denominated principal outstanding of the 7.375% notes was US$64.1 million as at June 30, 2026 (December 31, 2025 - US$70.0 million). The decrease in the principal amount outstanding from December 31, 2025 to June 30, 2026 is the result of the repurchase and cancellation of US$5.8 million ($8.0 million) and changes in the reported amount of U.S. denominated debt of $3.1 million due to changes in the CAD/USD exchange rate used to translate the U.S. denominated amount of long-term notes outstanding.

The long-term notes do not contain any significant financial maintenance covenants but do contain standard commercial covenants for debt incurrence and restricted payments.

During the six months ended June 30, 2026, Baytex repurchased and cancelled US$5.8 million principal amount of the 7.375% Senior Notes at 103.613% of par value and recorded an early redemption expense of $0.3 million.

10.    ASSET RETIREMENT OBLIGATIONS

	June 30, 2026	December 31, 2025
Balance, beginning of period	$523,815	$640,951
Liabilities incurred (1)	8,019	20,794
Liabilities settled	(4,552)	(20,318)
Liabilities divested	(3,102)	(104,223)
Accretion (note 16)	10,193	23,012
Change in estimate (1)	1,155	(7,442)
Changes in discount and inflation rates (1)(2)	10,972	(24,663)
Foreign currency translation	—	(4,296)
Balance, end of period	$546,500	$523,815
Less current portion of asset retirement obligations	17,346	17,138
Non-current portion of asset retirement obligations	$529,154	$506,677
(1)The total of these items reflects the total change in asset retirement obligations of $20.1 million per Note 5 - Oil and Gas Properties ($11.3 million decrease in 2025).
(2)The discount and inflation rates used to calculate the liability at June 30, 2026 were 3.8% and 2.1% respectively (December 31, 2025 - 3.9% and 2.0%). The discount and inflation rates used prior to the closing of the sale of our U.S. operations on December 19, 2025 were 4.8% and 2.3%, respectively.

11.    SHAREHOLDERS' CAPITAL

The authorized capital of Baytex consists of an unlimited number of common shares without nominal or par value and 10.0 million preferred shares without nominal or par value, issuable in series. Baytex establishes the rights and terms of the preferred shares upon issuance. As at June 30, 2026, no preferred shares have been issued by the Company and all common shares issued were fully paid. The holders of common shares may receive dividends as declared from time to time and are entitled to one vote per share at any meeting of the holders of common shares. All common shares rank equally with regard to the Company's net assets in the event the Company is wound-up or terminated.

	Number of Common Shares (000s)	Amount
Balance, December 31, 2024	773,590	$6,137,479
Vesting of share awards	112	330
Common shares repurchased and cancelled	(8,134)	(65,247)
Balance, December 31, 2025	765,568	$6,072,562
Vesting of share awards	125	688
Common shares repurchased and cancelled	(56,805)	(461,685)
Balance, June 30, 2026	708,888	$5,611,565

Normal Course Issuer Bid ("NCIB") Share Repurchases

On June 26, 2026, Baytex announced that the TSX accepted the renewal of the NCIB under which Baytex is permitted to purchase for cancellation up to 70.9 million common shares over the 12-month period commencing July 2, 2026, which represents 10% of the Company's public float, as defined by the TSX, as at June 19, 2026. Baytex obtained an exemption order from the Canadian securities regulators which permits the Company to purchase its common shares through the NYSE and other U.S.-based trading systems. On June 19, 2026, Baytex had 712.6 million common shares outstanding.

During the six months ended June 30, 2026, Baytex recorded $316.3 million related to common share repurchases, which includes $310.1 million of consideration paid for the repurchase and cancellation of common shares as well as $6.2 million (December 31, 2025 - $0.5 million) of federal tax levied on common share repurchases taxed at 2%.

Purchases are made on the open market at prices prevailing at the time of the transaction. During the six months ended June 30, 2026, Baytex repurchased and cancelled 56.8 million common shares (8.1 million for the year ended December 31, 2025) at an average price of $5.46 per share ($3.55 for the year ended December 31, 2025) for total consideration of $310.1 million ($28.9 million for the year ended December 31, 2025). The total consideration paid includes the commissions and fees paid as part of the transaction and is recorded as a reduction to shareholders' equity. The shares repurchased and cancelled are accounted for as a reduction in shareholders' capital at historical cost, with any discount paid recorded to contributed surplus and any premium paid recorded to retained earnings.

Dividends

The following dividends were declared by Baytex during the six months ended June 30, 2026.

Record Date	Payable Date	Per Share Amount	Dividend Amount
March 13, 2026	April 1, 2026	$0.0225	$16,606
June 15, 2026	July 2, 2026	0.0225	16,144
Total dividends declared			$32,750

On July 30, 2026, the Company's Board of Directors declared a quarterly cash dividend of $0.0225 per share to be paid on October 1, 2026 to shareholders of record on September 15, 2026.

12.    SHARE-BASED COMPENSATION PLAN

For the three and six months ended June 30, 2026 the Company recorded share-based compensation expense for continuing operations of $4.3 million and $27.2 million respectively which includes $4.9 million of non-cash compensation expense recorded in the six months ended June 30, 2026 related to certain awards designated as equity-settled as well as cash compensation expense related to cash-settled awards for both periods. For the three and six months ended June 30, 2025, the Company recorded share-based compensation expense of $0.9 million and $1.3 million respectively for continuing operations and $0.7 million and $1.0 million for discontinued operations respectively which was related to cash-settled awards.

The Company's closing share price on the TSX on June 30, 2026 was $5.69 (December 31, 2025 - $4.44 and June 30, 2025 - $2.44).

Share Award Incentive Plan

Baytex has a Share Award Incentive Plan pursuant to which it issues restricted and performance awards. A restricted award entitles the holder of each award to receive one common share of Baytex or the equivalent cash value per restricted award at the time of vesting. A performance award entitles the holder of each award to receive between zero and two common shares or the equivalent cash value on vesting; the number of common shares issued is determined by a performance multiplier. The multiplier can range between zero and two and is calculated based on a number of factors determined and approved by the Human Resources and Compensation Committee of the Board of Directors on an annual basis. The Share Awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in share-based compensation liability.

The weighted average fair value of share awards granted during the six months ended June 30, 2026 was $5.57 per restricted and performance award ($2.93 for the six months ended June 30, 2025).

Incentive Award Plan

Baytex has an Incentive Award Plan whereby the participants of the plan are entitled to receive a cash payment equal to the value of one Baytex common share per incentive award at the time of vesting. The incentive awards vest in equal tranches on the first, second and third anniversaries of the grant date. The cumulative expense is recognized at fair value at each period end and is included in share-based compensation liability.

The weighted average fair value of share awards granted during the six months ended June 30, 2026 was $5.52 per incentive award ($2.93 for the six months ended June 30, 2025).

Deferred Share Unit Plan ("DSU Plan")

Baytex has a DSU Plan whereby each independent director of Baytex is entitled to receive a cash payment equal to the value of one Baytex common share per DSU award on the date at which they cease to be a member of the Board. The awards vest immediately upon being granted and are expensed in full on the grant date. The units are recognized at fair value at each period end and are included in share-based compensation liability.

The weighted average fair value of share awards granted during the six months ended June 30, 2026 was $6.13 per DSU award ($2.67 for the six months ended June 30, 2025).

The number of awards outstanding is detailed below:

(000s)	Restricted awards	Performance awards	Incentive awards	DSU awards	Total
Total, December 31, 2024	826	3,482	5,275	1,418	11,001
Granted	5	3,905	5,927	528	10,365
Forfeited by performance factor	—	(243)	—	—	(243)
Vested	(804)	(2,113)	(3,798)	—	(6,715)
Forfeited	(4)	(191)	(1,952)	—	(2,147)
Total, December 31, 2025	23	4,840	5,452	1,946	12,261
Granted	—	1,328	1,742	88	3,158
Added by performance factor	—	269	—	—	269
Vested	(23)	(2,414)	(2,356)	(236)	(5,029)
Forfeited	—	(43)	(296)	—	(339)
Total, June 30, 2026	—	3,980	4,542	1,798	10,320

13.    PER SHARE AMOUNTS

Baytex calculates basic income or loss per share based on the net income or loss attributable to shareholders using the weighted average number of shares outstanding during the period. Diluted income per share amounts reflect the potential dilution that could occur if share awards were converted to common shares. The treasury stock method is used to determine the dilutive effect of share awards whereby the potential conversion of share awards and the amount of compensation expense, if any, attributed to future services are assumed to be used to purchase common shares at the average market price during the period.

The following table summarizes the weighted average common shares used in calculating net income or loss per share.

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2026	2025	2026	2025
Weighted average common shares - basic	721,197	768,717	734,105	770,072
Dilutive effect of share-based compensation	4,773	3,315	4,424	3,376
Weighted average common shares - diluted	725,970	772,032	738,529	773,448

For the three and six months ended June 30, 2026 and June 30, 2025, no share awards were excluded from the calculation of diluted income per share.

14.     PETROLEUM AND NATURAL GAS SALES

Petroleum and natural gas sales from contracts with customers for the Company's continuing and discontinued operations is set forth in the following table.

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025 (1)	2026	2025 (1)
Light oil and condensate	$146,868	$83,876	$235,861	$183,344
Heavy oil	475,431	314,254	822,168	652,965
NGL	10,960	6,232	19,520	14,121
Natural gas	6,684	6,674	15,348	14,757
Total petroleum and natural gas sales - continuing operations	$639,943	$411,036	$1,092,897	$865,187
Total petroleum and natural gas sales - discontinued operations	$—	$475,543	$—	$1,020,522
(1)Comparative period has been revised to reflect current period presentation. See Note 6 for additional information.

Included in trade receivables at June 30, 2026 is $166.8 million of accrued receivables related to delivered volumes (December 31, 2025 - $102.3 million).

15.    INCOME TAXES

In June 2016, certain indirect subsidiary entities received reassessments from the Canada Revenue Agency ("CRA") that deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2015. Following objections and submissions, in November 2023 the CRA issued notices of confirmation regarding their prior reassessments. In February 2024, Baytex filed notices of appeal with the Tax Court of Canada (“TCC”) and we estimate it could take another two years to receive a judgment. The reassessments do not require us to pay any amounts in order to participate in the appeals process. Should we be unsuccessful at the TCC, additional appeals are available; a process that we estimate could take another two years and potentially longer.

We remain confident that the tax filings of the affected entities are correct and will defend our tax filing positions. During 2023, we purchased $272.5 million of insurance coverage for a premium of $50.3 million which will help manage the litigation risk associated with this matter. The most recent statement of account issued by the CRA assert taxes owing by the trusts of $244.8 million, late payment interest of $244.2 million and a late filing penalty in respect of the 2011 tax year of $4.1 million.

By way of background, we acquired several privately held commercial trusts in 2010 with accumulated non-capital losses of $591.0 million (the "Losses"). The Losses were subsequently deducted in computing the taxable income of those trusts. The reassessments, as confirmed in November 2023, disallow the deduction of the Losses for two reasons. First, the reassessments allege that the trusts were resettled and the resulting successor trusts were not able to access the losses of the predecessor trusts. Second, the reassessments allege that the general anti-avoidance rule of the Income Tax Act (Canada) operates to deny the deduction of the Losses. In September 2025, the Department of Justice, legal counsel for the Crown, abandoned the position that the trusts were resettled. The issue of whether the general anti-avoidance rule applies remains in dispute. If, after exhausting available appeals, the deduction of the Losses continues to be disallowed, either the trusts or their corporate beneficiary will owe cash taxes, late payment interest and potential penalties. The amount of cash taxes owing, late payment interest and potential penalties are dependent upon the taxpayer(s) ultimately liable (the trusts or their corporate beneficiary) and the amount of unused tax shelter available to the taxpayer(s) to offset the reassessed income, including tax shelter from subsequent years that may be carried back and applied to prior years.

16.    NET FINANCING AND INTEREST EXPENSE

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025 (1)	2026	2025 (1)
Interest on Credit Facilities	$842	$3,502	$1,729	$6,839
Interest on long-term notes	1,636	37,683	3,355	77,962
Interest on lease obligations	1,443	337	2,538	662
Interest income	(4,623)	(42)	(11,078)	(392)
Net cash interest (income) expense	$(702)	$41,480	$(3,456)	$85,071
Amortization of debt issue costs	63	3,526	579	5,904
Accretion on asset retirement obligations (note 10)	5,155	4,618	10,193	9,216
Early redemption expense (gain)	—	(2,755)	297	(2,755)
Net financing and interest expense - continuing operations	$4,516	$46,869	$7,613	$97,436
Net financing and interest expense - discontinued operations	$—	$4,844	$—	$9,523
(1)Comparative period has been revised to reflect current period presentation. See Note 6 for additional information.

17.    FOREIGN EXCHANGE

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Unrealized foreign exchange loss (gain)	$1,693	$(100,792)	$3,323	$(104,267)
Realized foreign exchange (gain) loss	(2,009)	206	(1,705)	(197)
Foreign exchange (gain) loss - continuing operations	$(316)	$(100,586)	$1,618	$(104,464)

18.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities are comprised of cash, trade receivables, trade payables, dividends payable, financial derivatives, Credit Facilities and long-term notes. The fair value of cash, trade receivables, trade payables and dividends payable approximates carrying value due to the short term to maturity. The fair value of the Credit Facilities is equal to the principal amount outstanding as the Credit Facilities bear interest at floating rates and credit spreads that are indicative of market rates. The fair value of the long-term notes is determined based on market prices. The fair value of the financial derivatives is based on quoted market prices or, in their absence, third-party market indications and forecasts.

The carrying value and fair value of the Company's financial instruments carried on the condensed consolidated statements of financial position are classified into the following categories:

	June 30, 2026		December 31, 2025
	Carrying value	Fair value	Carrying value	Fair value	Fair Value Measurement Hierarchy
Financial Assets
Fair value through profit and loss
Financial derivatives	$10,614	$10,614	$28,898	$28,898	Level 2
Total	$10,614	$10,614	$28,898	$28,898

Amortized cost
Cash	$720,337	$720,337	$953,113	$953,113	—
Trade receivables	188,260	188,260	135,230	135,230	—
Total	$908,597	$908,597	$1,088,343	$1,088,343

Financial Liabilities
Fair value through profit and loss
Financial derivatives	$—	$—	$(2,406)	$(2,406)	Level 2
Total	$—	$—	$(2,406)	$(2,406)

Amortized cost
Trade payables	$(275,032)	$(275,032)	$(236,373)	$(236,373)	—
Dividends payable	(16,144)	(16,144)	(17,268)	(17,268)	—
Credit Facilities (1)	—	—	(1,138)	(1,400)	—
Long-term notes	(89,229)	(94,248)	(93,834)	(99,808)	Level 1
Total	$(380,405)	$(385,424)	$(348,613)	$(354,849)
(1)     The difference in the carrying value and fair value of the Credit Facilities is due to unamortized debt issuance costs. Refer to Note 8.

There were no transfers between Level 1 and Level 2 during the six months ended June 30, 2026 and 2025.

Foreign Currency Risk

The carrying amounts of the Company’s U.S. dollar denominated financial assets and liabilities recorded in entities with a Canadian dollar functional currency at the reporting date are as follows:

	Assets		Liabilities
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
U.S. dollar denominated	US$12,114	US$22,204	US$80,085	US$84,500

Commodity Price Risk

Financial Derivative Contracts

Baytex had the following commodity financial derivative contracts outstanding as at July 30, 2026.

	Remaining Period	Volume	Price/Unit (1)	Index
Oil
Basis differential	Jul 2026 to Sep 2026	2,500 bbl/d	WTI less US$13.05/bbl	WCS
Basis differential	Jul 2026 to Dec 2026	19,500 bbl/d	WTI less US$13.13/bbl	WCS
Basis differential	Oct 2026 to Dec 2026	2,500 bbl/d	WTI less US$13.75/bbl	WCS
Basis differential	Jul 2026 to Sep 2026	1,000 bbl/d	WTI less US$3.50/bbl	MSW
Basis differential	Oct 2026 to Dec 2026	1,000 bbl/d	WTI less US$4.25/bbl	MSW
Basis differential	Jul 2026 to Sep 2026	3,000 bbl/d	WTI less US$2.70/bbl	MSW

Natural Gas
Swap	Jul 2026 to Dec 2026	2,000 GJ/d	$3.21/GJ	AECO
Swap	Jul 2026 to Dec 2026	7,000 GJ/d	$1.64/GJ	AECO
Basis differential	Jul 2026 to Dec 2026	2,500 mmbtu/d	NYMEX less US$1.66/mmbtu	NYMEX/AECO
Collar	Jul 2026 to Dec 2026	2,500 mmbtu/d	US$4.00/US$5.10/mmbtu	NYMEX
(1)Based on the weighted average price per unit for the period.

The following table sets forth the realized and unrealized gains and losses recorded on financial derivatives.

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Realized financial derivatives loss	$84,146	$11,874	$113,435	$12,068
Unrealized financial derivatives (gain) loss	(105,589)	(30,537)	15,878	18,888
Financial derivatives (gain) loss	$(21,443)	$(18,663)	$129,313	$30,956

19.    CAPITAL MANAGEMENT

The Company's capital management objective is to maintain a strong financial position that provides flexibility to execute its development programs, provide returns to shareholders and optimize its portfolio. Baytex assesses its capital structure in response to operational requirements and changes in economic conditions. At June 30, 2026, the Company's capital structure was comprised of shareholders' capital, long-term notes, trade receivables, prepaids and other assets, inventory, trade payables, share-based compensation liability, dividends payable, cash and the Credit Facilities.

In order to manage its capital structure and liquidity, Baytex may from time-to-time issue or repurchase equity or debt securities, enter into business transactions including the sale of assets or adjust capital spending to manage current and projected debt levels. There is no certainty that any of these additional sources of capital would be available if required.

The capital-intensive nature of Baytex's operations requires the maintenance of adequate sources of liquidity to fund ongoing exploration and development. Baytex's capital resources consist primarily of adjusted funds flow, available Credit Facilities and proceeds received from the divestiture of oil and gas properties. The following capital management measures and ratios are used to monitor current and projected sources of liquidity.

Net Cash

The Company uses net cash to monitor its current financial position and to evaluate existing sources of liquidity. The Company defines net cash to be the sum of our Credit Facilities and long-term notes outstanding adjusted for unamortized debt issuance costs, trade payables, dividends payable, share-based compensation liability, other long-term liabilities, cash, trade receivables, prepaids and other assets, and inventory. Baytex also uses net cash projections to estimate future liquidity and whether additional sources of capital are required to fund ongoing operations.

The following table reconciles net cash to amounts disclosed in the primary financial statements.

	June 30, 2026	December 31, 2025
Credit Facilities	$—	$1,138
Unamortized debt issuance costs - Credit Facilities (note 8)	—	262
Long-term notes	89,229	93,834
Unamortized debt issuance costs - Long-term notes (note 9)	1,878	2,113
Trade payables	275,032	236,373
Share-based compensation liability	29,498	34,802
Dividends payable	16,144	17,268
Cash	(720,337)	(953,113)
Trade receivables	(188,260)	(135,230)
Prepaids and other assets	(60,714)	(63,232)
Inventory	(8,756)	—
Net Cash	$(566,286)	$(765,785)

Adjusted Funds Flow

Adjusted funds flow is used to monitor operating performance and the Company's ability to generate funds for exploration and development expenditures and settlement of abandonment obligations. Adjusted funds flow is comprised of cash flows from operating activities adjusted for changes in non-cash working capital and asset retirements obligations settled during the applicable period.

Adjusted funds flow is reconciled to amounts disclosed in the primary financial statements in the following table.

	Three Months Ended June 30		Six Months Ended June 30
	2026	2025	2026	2025
Cash flows from operating activities	$230,852	$354,312	$353,055	$785,629
Change in non-cash working capital	21,648	9,042	47,951	38,076
Asset retirement obligations settled	1,933	3,565	4,552	7,084
Adjusted Funds Flow	$254,433	$366,919	$405,558	$830,789